February 10, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Jeffrey Riedler

Re :	China SHESAYS Medical Cosmetology Inc. Registration Statement on Form S-1 Filed January 6, 2011 File No. 333-171574

Dear Mr. Riedler:

On behalf of China SHESAYS Medical Cosmetology Inc. (the "Company"), set forth below is the Company’s response to the comment contained in the comment letter (the "Comment Letter"), dated January 19, 2011, from the Staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), with respect to the above referenced filing by the Company.

The Staff noted that the Company’s financial statements for the two years ended December 31, 2008 and December 31, 2009 do not give consideration to the effect of the recapitalization that occurred in June 2010. The Company has filed an Amendment No. 1 to the registration statement on Form S-1 on February 10, 2011 to include the revised financial statements for the years ended December 31, 2009 and 2008 under the name of SN Strategies Corp. (now known as China SHESAYS Medical Cosmetology Inc.) to reflect the retroactive effect of the recapitalization.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our legal counsel Jie Xiu at (212) 704-6018, if you have any further comments or questions regarding this matter. Her fax number is (212) 704-5904.

Sincerely,

/s/ Yixiang Zhang
Yixiang Zhang
Chief Executive Officer